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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 COMMISSION FILE NUMBER: 0-21913

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F   [ ] Form 10-Q
               [_] Form N-SAR

     For Period Ended:   April 30, 1998

         Transition Report on Form 10-K          Transition Report on Form 10-Q
         Transition Report on Form 20-F          Transition Report on Form N-SAR
         Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Group Long Distance, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

                    1451 West Cypress Creek Road, Suite 200
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City, state and zip code    Fort Lauderdale, Florida  33309
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                                     PART II

                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to unavoidable delays in obtaining information from a third party, the financial statements were not finalized in time for the independent public accountants to complete their review of the financial results of the Registrant. Accordingly, said document could not be filed within the prescribed time and the Registrant seeks relief pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934.


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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Caterina Conti, Esq.               212                      506-5387
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           (Name)                  (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                 [X]  Yes         [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X]  Yes         [  ]  No

     It is anticipated that a significant change in the results of operations from the last fiscal year will be reflected in the Registrant's financial statements. The loss to be reported is primarily a result of the expensing in full during the current fiscal year, of $26.2 million of telemarketing expenses. These expenses were incurred in connection with a telemarketing campaign that resulted in $37.1 million in additional revenues for the year. In light of the additional time required by the Registrant to finalize it's financial statements, a reasonable quantitative estimate of fiscal year results cannot be made at this time.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Group Long Distance, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date        July 29, 1998              By      /s/ Peter J. Russo
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                                                    Peter J. Russo
                                                    Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.


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